

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Corp.
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

> **Re: Dragoneer Growth Opportunities Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 8, 2021**
> **File No. 333-254845**

Dear Mr. Stad:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 2 to Form S-4

General

1. You disclose that you the domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. To the extent you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to begin with a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the Domestication fails to qualify as a 368(a)(1)(F) reorganization.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Holden, Esq.